UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GoAmerica, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

380 20R 30 4

(CUSIP Number)

CCP A, L.P.

650 Madison Avenue, 23rd Floor

New York, NY 10022

Attn: José E. Feliciano

Fax: (212) 610-9121

with a copy to:

Melainie K. Mansfield, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCP A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 290,135 shares (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 290,135 shares (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 290,135 shares of Series A Preferred Stock initially convertible into common stock of the Issuer as noted above.

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clearlake Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 290,135 shares (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 290,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) HC, IA

(1)	Represents 290,135 shares of Series A Preferred Stock initially convertible into common stock of the Issuer as noted above.

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCG Operations, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 290,135 shares (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 290,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) HC, OO

(1)	Represents 290,135 shares of Series A Preferred Stock initially convertible into common stock of the Issuer as noted above.

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven C. Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 290,135 shares (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 290,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	Represents 290,135 shares of Series A Preferred Stock initially convertible into common stock of the Issuer as noted above.

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) José E. Feliciano
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 290,135 shares (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 290,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	Represents 290,135 shares of Series A Preferred Stock initially convertible into common stock of the Issuer as noted above.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This Statement (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of GoAmerica, Inc., a Delaware corporation (“GoAmerica” or “Issuer”). The principal executive offices of the Issuer are located at 433 Hackensack Avenue, Hackensack, NJ 07601.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed jointly on behalf of CCP A, L.P., a Delaware limited partnership (“CCP A”), Clearlake Capital Partners, LLC, a Delaware limited liability company (“CCP”), CCG Operations, LLC, a Delaware limited liability company (“CCG”), Steven C. Chang, a United States Citizen (“Mr. Chang”) and José E. Feliciano, a United States citizen (“Mr. Feliciano”). CCP A, CCP, CCG, Mr. Chang and Mr. Feliciano (collectively, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

(b) The address of each Reporting Person’s principal office is located at 650 Madison Avenue, 23rd Floor, New York, NY, 10022.

(c) The principal business of CCP A is making investments and managing assets. The principal business of CCP is serving as General Partner of CCP A and similar funds. The principal business of CCG is serving as Managing Member of CCP. The Managers of CCG are Mr. Chang and Mr. Feliciano. The principal occupation of each of Mr. Chang and Mr. Feliciano is to serve as a principal of CCG.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Chang and Mr. Feliciano is a Unites States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 1, 2007, the Issuer entered into a stock purchase arrangement (the “Transaction”) with CCP A, whereby the Issuer issued to CCP A 290,135 shares of Series A Preferred Stock (the “Series A Preferred Stock”) which, as of August 1, 2007, is convertible into 290,135 shares of Common Stock. CCP A paid the Issuer $1,499,997.95 in cash consideration for the 290,135 shares of Series A Preferred Stock. The funds for such purchase were obtained from the working capital of CCP A.

ITEM 4.	PURPOSE OF TRANSACTION.

On August 1, 2007, CCP A entered into agreements with the Issuer to finance the Issuer’s acquisition of the assets of Verizon’s Telecommunications Relay Services (“TRS”) division for $50 million in cash and up to an additional $8 million in contingent cash consideration (the “Acquisition”). In addition to the 290,135 shares of Series A Preferred Stock acquired by CCP A on August 1, 2007, CCP A has agreed to purchase an additional 6,479,691 shares of Series A Preferred Stock at a price of $5.17 per share, subject to certain conditions, upon consummation of the Acquisition (the “Additional Investment”). CCP A has made a further time-specific commitment, subject to certain conditions, to purchase up to 2,901,354 shares of Series A Preferred Stock at a purchase price of $5.17 per share.

The Series A Preferred Stock accrues cumulative cash dividends at the rate of 8% per annum, compounded quarterly. Upon conversion of the Series A Preferred Stock into Common Stock, any accrued and unpaid dividends on the Series A Preferred Stock will be converted into additional shares of Common Stock at an initial conversion price of $5.17 per share subject to specified limitations in the Certificate of Designation for the Series A Preferred Stock.

The terms of the Series A Preferred Stock provide CCP A with an immediate right to one new seat on the Issuer’s Board of Directors. Upon the closing of the Additional Investment, CCP A is expected to have the right to appoint three members of the Issuer’s Board of Directors.

The Reporting Persons acquired the Series A Preferred Stock for investment purposes. They intend to monitor and evaluate their investment in the Series A Preferred Stock on a continuing basis. The Reporting Persons may, however, at any time and from time to time in their discretion, review or reconsider their position with respect to the Series A Preferred Stock and any such matters. In addition to the additional investments identified above, the Reporting Persons retain the right to (a) change their investment intent, (b) make further acquisitions of the Series A Preferred Stock and/or Common Stock from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the Issuer’s Series A Preferred Stock and/or Common Stock in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or board of directors, (f) communicate with other stockholders of the Issuer, and/or (g) take any other action with respect to the Issuer, its stockholders or any of the Issuer’s debt or equity securities, including, but not limited to, the Series A Preferred Stock and Common Stock, in any manner permitted by law.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The shares of Common Stock identified pursuant to Item 1 currently constitute approximately 9.9% of the outstanding shares of Common Stock of the Issuer, based on 2,944,314 shares of Common Stock (including options and warrants exercisable for shares of Common Stock) outstanding as of August 1, 2007, as reported by the Issuer in the 290,135 Series A Preferred Stock Purchase Agreement, and include 290,135 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (the “Beneficially Owned Stock”), computed in accordance with Rule 13d-3(d)(1). CCP, CCG, Mr. Chang and Mr. Feliciano may be deemed to beneficially own 290,135 shares of Common Stock (9.9% of the outstanding shares), and each of the Reporting Persons has shared voting and dispositive power of such beneficially owned shares with all of the other Reporting Persons.

(c) Other than as described in Item 6 below, no Reporting Person has effected any transaction in the Series A Preferred Stock or Common Stock of the Issuer within the past 60 days.

(d)-(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as set forth herein or in the Stock Purchase Agreement (as shown on Exhibit 7.02, the “First Stock Purchase Agreement”), the Stock Purchase Agreement (as shown on Exhibit 7.03, the “Second Stock Purchase Agreement”), the Credit Agreement (as shown on Exhibit 7.04, the “Credit Agreement”), the Investor Rights Agreement (as shown on Exhibit 7.05, the “Investor Rights Agreement”), the Guarantee and Collateral Agreement (as shown on Exhibit 7.06, the “Guarantee and Collateral Agreement”), the First Lien Debt Commitment Letter (as shown on Exhibit 7.07, the “First Lien Debt Commitment Letter”), and the Second Lien Debt Commitment Letter (as shown on Exhibit 7.08, the “Second Lien Debt Commitment Letter”), which are incorporated herein by reference, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Item 4 of this Schedule 13D.

First Stock Purchase Agreement:

On August 1, 2007, the Issuer entered into the First Stock Purchase Agreement with CCP A. Under the agreement, CCP A paid the Issuer $1,499,997.95 in cash consideration for the 290,135 shares of Series A Preferred Stock.

Second Stock Purchase Agreement:

On August 1, 2007, the Issuer entered into the Second Stock Purchase Agreement with CCP A. Under the agreement, CCP A has agreed to purchase 6,479,691 shares of Series A Preferred Stock at a price of $5.17 per share, subject to certain conditions , upon consummation of the Acquisition, and CCP A has made a further time-specific commitment, subject to certain conditions, to purchase up to 2,901,354 shares of Series A Preferred Stock at a purchase price of $5.17 per share.

Credit Agreement:

On August 1, 2007, the Issuer entered into a Credit Agreement with CCP A, as lender, and CCG, as administrative agent and collateral agent. Under the Credit Agreement, CCP A extended an initial loan in the aggregate principal amount of $1,000,000.00 to the Issuer and agreed to extend an additional aggregate principal amount of $2,500,000.00 in loans to the Issuer thereafter, subject to the satisfaction of certain conditions. All obligations under the Credit Agreement are secured by the Guarantee and Collateral Agreement. The maturity date of the loans is the earlier of August 2, 2008, the consummation of the Acquisition, or the date 90 days after the termination of the definitive asset purchase agreement for the Acquisition.

Investor Rights Agreement:

On August 1, 2007, the Issuer entered into an Investor Rights Agreement with CCP A, as sponsor. The Investor Rights Agreement provides CCP A with certain demand, shelf and piggyback registration rights. The Issuer is responsible for the expenses in connection with exercises of any of the foregoing registration rights. In addition, under the terms of the Investor Rights Agreement, CCP A has preemptive rights in the event the Issuer issues any new equity securities.

Guarantee and Collateral Agreement:

On August 1, 2007, the Issuer and certain of its subsidiaries entered into a Guarantee and Collateral Agreement with CCG, as collateral agent, in order to secure the obligations under the Credit Agreement. The Guarantee and Collateral Agreement creates a lien on substantially all of the assets of the Issuer and the subsidiaries party to the agreement in favor of CCG.

First Lien Debt Commitment:

On August 1, 2007, the Issuer entered into a First Lien Debt Commitment Letter with CCP A giving the Issuer the right to require CCP A, subject to the satisfaction of certain conditions, to provide certain debt financing for the Issuer to finance the Acquisition, for the Issuer’s expenses and working capital purposes and for the repayment of certain of the Issuer’s existing secured debt. The financing is to be structured as a $30 million first lien term loan or note issuance.

Second Lien Debt Commitment Letter:

On August 1, 2007, the Issuer entered into a Second Lien Debt Commitment Letter with CCP A giving the Issuer the right to require CCP A, subject to the satisfaction of certain conditions, to provide certain debt financing for the Issuer for the Issuer’s working capital purposes and to finance investments and acquisitions other than the Acquisition. The requested financing is to be structured as a $40 million second lien term loan or note issuance.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 7.01    Joint Filing Agreement

Exhibit 7.02    Stock Purchase Agreement, dated as of August 1, 2007

Exhibit 7.03    Stock Purchase Agreement, dated as of August 1, 2007

Exhibit 7.04    Credit Agreement, dated as of August 1, 2007

Exhibit 7.05    Investor Rights Agreement, dated as of August 1, 2007

Exhibit 7.06    Guarantee and Collateral Agreement, dated as of August 1, 2007

Exhibit 7.07    First Lien Debt Commitment Letter, dated as of August 1, 2007

Exhibit 7.08    Second Lien Debt Commitment Letter, dated as of August 1, 2007

[Signature Pages Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13th, 2007	CCP A, L.P., a Delaware limited partnership

	By:	Clearlake Capital Partners, LLC
	Its:	General Partner

	By:	CCG Operations, LLC
	Its:	Managing Member

Clearlake Capital Partners, LLC

	By:	CCG Operations, LLC
	Its:	Managing Member

CCG Operations, LLC

Each of the above by:

/s/ Behdad Eghbali
Name: Behdad Eghbali
Its: Authorized Person

STEVEN CHANG

/s/ Steven Chang
Name: Steven Chang

JOSÉ FELICIANO

/s/ José Feliciano
Name: José Feliciano